April 22, 2010	QMM: NYSE Amex
QTA: TSX Venture
NR-08-10

QUATERRA RESOURCES CORPORATE UPDATE

VANCOUVER, B.C. – Quaterra Resources Inc. (the “Company”) today announced that the Company has granted an aggregate of 300,000 incentive stock options to certain directors, officers, employees, consultants with each option being exercisable between Cdn$1.76 and Cdn$1.80 per share for periods of up five years. This fits within the Company’s existing Stock Option Plan whereunder a maximum of 10% of the issued shares is reserved for issuance under the plan, which was approved by the company’s shareholders at the Annual General Meeting that was held on June 17, 2009.

The Company also announced that Gerald Prosalendis has been appointed to the office of Vice President Corporate Development. Mr. Prosalendis brings to the Company his experience in corporate strategy, markets, shareholder relations and communication. He was the Vice President Corporate Development of Western Silver Corporation and was involved in the successful sale of that company in 2006 to Glamis Gold Ltd. for $1.6 billion. He was also Vice President Corporate Development of Dia Met Minerals Ltd., a member of the team that developed the Ekati diamond mine and was involved in the sale of Dia Met to BHP Billiton for $687 million in 2001. Mr. Prosalendis was appointed an officer of the Company by the Quaterra Board of Directors in March 2010.

Quaterra Resources Inc. also intends to proceed with its application to the TSX Venture Exchange for the requisite permission to issue shares pursuant to an Addendum to Mining Lease With Option to Purchase with North Exploration relating to the Company’s MacArthur project entered into effective January 9, 2010 (the “Addendum”). Under the terms of the Addendum the time for the making of certain payments under the terms of the Mining Lease With Option dated 13 September, 2005 (the “Option”) was extended. The Company will apply to the TSX Venture Exchange for permission to issue150,000 common shares of Quaterra to complete the Addendum transaction. The $300,000 payment under the Addendum has already been made.

On behalf of the Board of Directors,

“Scott Hean”
Scott Hean
CFO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995.  These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof.  The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website [or press release], such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 40-F which can be requested from us, and is available on our website at www.quaterra.com and at www.sec.gov/edgar.shtml.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at ph: 1-888-456-1112, 604-681-9059 or email: corpdev@quaterra.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider or the NYSE Amex have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.